October 6, 2006
United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attention: Michael Fay, Accounting Branch Chief

RE:	TransTechnology Corporation
Form 10-K: For the Year Ended March 31, 2006
Form 10-Q: For the Period Ended July 2, 2006
File Number: 001-07872
Dear Mr. Fay:
This letter is in reference to your letter of September 20, 2006 to the Company regarding the above captioned Forms 10-K and 10-Q and our comments submitted in a response letter dated September 8, 2006. As you are aware, I have been in touch with Mr. Jones of your office, who granted us an extension on the response date referenced in your letter to October 6, 2006. Each response set forth herein is numbered to correspond to the number with which the Staff’s comment was designated. In addition, a copy of the text of each such comment has been excerpted from your letter and precedes each of our responses herein. Capitalized terms used in this letter and not defined herein have the meanings ascribed thereto in the Forms 10-K and 10-Q.
1.	Refer to your responses to comment numbers 1 and 14. We believe that separate disclosure of revenues attributable to: a) new equipment; b) spare and replacement parts; c) repair and overhaul services, including parts employed in such; and d) stand alone engineering services will complement the disclosures to be made as indicated in your responses to comment numbers 8, 9, 15 and 16. Please revise accordingly, or explain to us why you believe this is not necessary.

Response: We will disclose the components of revenues in future filings as follows:

The components of sales for the years ended March 31, are as follows (thousands of dollars):

	2006	2005	2004
New equipment	$28,644	$31,527	$35,333
Overhaul and repair	15,736	11,002	10,240
Spare parts	18,834	19,810	18,456
Engineering services	1,204	593	577
Total sales	$64,418	$62,932	$64,606

2.	Refer to your response to comment number 5. Please explain to us how the 7.5% discount rate relates to the risk free rate that could be earned on monetary assets with a similar term as the environmental obligation. We note the long term discount rate in regard to your employee plans is lower. Refer to Question 1 of SAB 5Y for guidance in this regard. Expand your disclosure to include the basis for the environmental discount rate consistent with your responses.

Response: Historically, in determining the discount rate to be utilized in light of the circumstances relative to the environmental liability, the Company sought to apply a rate which would produce a result which approximates the amount it believes would hypothetically satisfy the Company’s liability in an arm’s length transaction. The Company has reviewed the discount rate it currently uses and acknowledges that the discount rate it currently uses is higher than the current risk free rate. In future evaluations of its environmental liability, the Company will apply a risk free discount rate in accordance with guidance and will expand its disclosure to include the basis for the environmental discount rate utilized. The Company has evaluated the effect of the lower discount rate on its financial position and results of operations and believes that the effect is immaterial.

3.	Refer to your response to comment number 6. To the extent meaningful to the determination of your share of environmental liabilities, please disclose the nature and terms of cost sharing arrangements in effect. Refer to the fourth bullet in the response to Question 2 of SAB 5Y.

Response: The Company has two cost sharing agreements in effect that the Company has considered meaningful to a determination of its share of environmental liabilities. Both of these agreements are with the Federal government and both relate to the former manufacturing facility in Pennsylvania that produced tear gas for the Federal government primarily during the Second World War and the Vietnam War. As set out in footnote 13 to the Company’s 10-K for the year ended March 31, 2006, one of the two cost sharing agreements with the Federal government is an agreed settlement under which the government pays 50% of the direct and indirect environmental response costs associated with a portion of the Pennsylvania site. This agreement has been in place, and has been followed, by the Company and the Federal government since the first quarter of fiscal 2000. The expected reimbursement under this agreement is $0.7 million. The second cost sharing agreement with the Federal government also relates to the former Pennsylvania facility. The second agreement was concluded in the first quarter of fiscal 2006 and under it the Federal government paid a lump sum amount equal to 45% of the estimated environmental response costs associated with another portion of the Pennsylvania site.

4.	Refer to your response to comment number 10. Please confirm to us, to the extent applicable, you will provide disclosure in regard to revenues to any individual primary US contractor of 10% or more of total consolidated revenues pursuant to paragraph 39 of FAS 131 and Item 101(C)(1)(vii) of Regulation S-K.

Response: To the extent applicable, we will provide disclosure in regard to revenues related to any individual primary US contractor of 10% or more of total consolidated revenues.

5.	Please refer to your response number 13. In addition to the example table illustrated in your response, please also consider the use of tables to quantify changes for individual accounts in your financial statements. For example, if you attribute a change in revenues to multiple factors (e.g., price, volume, mix changes), consider quantifying all of the material factors in a table, with the narrative discussion that follows the table used to explain the underlying business reasons for each of the material factors.

Response: We will consider the use of tables to quantify changes for individual accounts in the financial statements in those instances where it is considered appropriate to do so.

6.	Refer to your responses to comment numbers 20 and 21. Please provide us with a draft of your planned disclosures and ensure that it includes why you believe the measure is useful to investors, the basis for and meaningfulness of each adjusting item to arrive at the measure, a clear explanation of how the measure indicates your ability to generate profits and any other meaning to investors intended, and the additional purposes, if any, for which management uses the measure. In this regard, it is unclear why you believe it is useful to investors to disregard a large portion of your costs when evaluating your ability to generate profits. Refer to Questions 8, 9 and 15 in the staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” dated June 13, 2003 for further guidance.

Response: A draft of the planned disclosures relating to EBITDA is as follows:

In addition to disclosing financial results that are determined in accordance with Generally Accepted Accounting Principles (“GAAP”), the Company also discloses operating income (gross profit less general, administrative and selling expenses) and Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, interest and other income/expense and loss on extinguishment of debt). These are presented as supplemental measures of performance. The Company presents Adjusted EBITDA because it considers it an important supplemental measure of performance. Measures similar to Adjusted EBITDA are widely used by the Company and by others in the Company’s industry to evaluate performance and price potential acquisition candidates. The Company believes Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (affecting relative interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). The Company also presents Adjusted EBITDA because it believes it is frequently used by investors and other interested parties as a basis for formulating investment decisions.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under GAAP. Some of the limitations of Adjusted EBITDA are that (i) it does not reflect the Company’s cash expenditures for capital assets, (ii) it does not reflect the significant interest expense or cash requirements necessary to service interest or principal payments on the Company’s debt, and (iii) it does not reflect changes in, or cash requirements for, the Company’s working capital. Furthermore, other companies in the aerospace and defense industry may calculate these measures differently than presented above. The

Company compensates for these limitations by relying primarily on GAAP results and using Adjusted EBITDA only supplementally.
Form 10-Q: For the Period July 2, 2006
Note 2. Stock-Based Compensation, page 7
7.	Please disclose the total fair value of awards vested during the year, information with respect to fully vested shares, and a description of your policy for issuing shares upon option exercises and expected shares to be repurchased as applicable. Refer to paragraphs A240(c)(2), (d) and (k) of FAS 123R and SAB Topic 14.D.2 for further guidance.

Response: We will disclose the status of vested and non-vested stock options and stock awards in future filings as follows:

The following table summarizes stock option activity under all plans:

		Aggregate	Approximate
		Intrinsic	Remaining	Weighted-
	Number	Value	Contractual	Average
	of	(in	Term	Exercise
	Shares	thousands)	(Years)	Price
Outstanding at March 31, 2006	450,500	—	—	$9.36
Granted	—	—	—	—
Exercised	(2,000)	(a)	—	$8.99
Canceled or expired	(125,000)	—	—	$12.77

Outstanding at July 2, 2006	323,500	$1,101	7	$8.04

Options exercisable at July 2, 2006	234,834	$772	6	$8.42
Unvested options expected to become exercisable after July 2, 2006	88,666	$329	9	$7.04
Shares available for future option grants at July 2, 2006 (b)	340,059

(a)	The total intrinsic value of stock options exercised during the first quarter of fiscal 2007 was approximately $2,700.

(b)	May be decreased by restricted stock grants.
Cash received from stock option exercises during the first quarter of fiscal 2006 was approximately $18,000. There was no tax benefit generated to the Company from options granted prior to April 1, 2006 and exercised during the first quarter of fiscal 2007.

As noted above, stock options granted to directors, officers and employees vest ratably over three years beginning one year after the date of the grant. During the first quarter of fiscal 2007, compensation expense associated with stock options was $58,000 before taxes of approximately $23,000, and was recorded in general, administrative and selling expense. As of July 2, 2006, there was approximately $0.3 million of unrecognized compensation cost related to stock options granted but not yet vested that are expected to become exercisable, which cost is expected to be recognized over a weighted-average period of 1.6 years.
It is the policy of the Company that the stock underlying option grants consist of authorized and unissued shares available for distribution under the applicable Plan. Under the 1999 and 2004 Plans, the Incentive and Compensation Committee of the Board of Directors (made up of independent Directors) may at any time offer to repurchase a stock option that is exercisable and has not expired. The Company is prohibited by its Senior Credit Facility from repurchasing shares on the open market to satisfy option exercises.
There is no provision permitting the repurchase of stock options under the 1998 and 2006 Plans.
A summary of restricted stock award activity under all plans is as follows:

		Weighted –
		Average Grant
	Number of	Date
	Shares	Fair Value

Non-vested at March 31, 2006	30,098	$7.11
Granted	3,852	$10.00
Vested	—	—
Cancelled	—	—
Non-vested at July 2, 2006	33,950	$7.44
For restricted stock awards to officers and employees the possibility of forfeiture lapses ratably over three years beginning one year after the date of the grant. With respect to restricted stock awards granted to non-employee directors, the possibility of forfeiture lapses after one year. The restricted shares are considered “vested” after the possibility of forfeiture lapses. No restricted stock awards vested during the first quarter of fiscal 2007.
The fair value of restricted stock awards is based on the market price of the stock at the grant date and compensation cost is amortized to expense on a straight line basis over the requisite service period as stated above. The Company expects no forfeitures during the vesting period with respect to unvested restricted stock awards granted.

As of July 2, 2006, there was approximately $0.1 million of unrecognized compensation cost related to non-vested restricted stock awards, which is expected to be recognized over a period of 1.3 years.
Note 7. Contingencies, page 13
Environmental Matters, page 13
8.	We note that you have revised your disclosure to indicate that costs that form the basis for your liability are net of recoveries, whereas your prior disclosure indicated that such costs were net of recoveries associated with cost sharing agreements. Although it my be proper to base your liability on costs allocated to you through cost sharing arrangements, it may not be appropriate to reduce your liability for expected recoveries from others unless a right of offset exists. Please explain to us and disclose your basis for reducing your share of costs based on expected recoveries not associated with cost sharing arrangements and the terms and conditions of such arrangements. Your explanation and disclosure should also indicate your assessment of the ability of the other party to pay the expected recovery, material limitations to that recovery and whether or not the expected recovery is contested by the other party.

Response: When we prepared the note for the 10-Q we considered the phrase “pursuant to cost sharing agreements” to be redundant considering the disclosure in the preceding paragraph. However, we realize that omission of the phrase has created an ambiguity. We will revise future disclosures to include the reference to cost sharing arrangements.
As requested, this correspondence has been filed on EDGAR. Please contact me at (908) 624-4210 should you or the Staff involved in this review have any questions concerning this response letter.
Thank you for your attention to this matter.

Sincerely,

/s/ Joseph F. Spanier
Joseph F. Spanier,
Vice President, Chief Financial Officer
and Treasurer